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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*

                                   PPOL, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  693523 10 2
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                                 (CUSIP Number)

                         11661 San Vicente Blvd., #901
                              Los Angeles, CA 90049
                           Richard Izumi 310-979-8513
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    03-31-05
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             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  693523 10 2


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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Foster Strategic Investment Partnership (IRS ID not available)
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     WC
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                     [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Singapore
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               7.   Sole Voting Power
  NUMBER OF         10,547,594
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           10,547,594
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     10,547,594
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     58.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IV
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

The address of the principal office of PPOL is:

11661 San Vicente Blvd., Suite 901, Los Angeles, CA  90049

ITEM 2. IDENTITY AND BACKGROUND

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

         (a) This statement is being filed by Foster Strategic Investment Partnership

         (b) The business address of Foster Strategic Investment Partnership is Attn: Mr. Yoshihiro Hirooka, ING Asia Private Bank Limited, 9 Raffles Place #08-01, Republic Plaza, Singapore 048619

         (c)      Not applicable

         (d) The Reporting Persons have not been convicted in any criminal proceeding during the last five years.


         (e) The Reporting Persons have not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction during the past five years.


         (f)      Not applicable

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of the funds is working capital in the amount of 900,000,000 Japanese yen.

ITEM 4. PURPOSE OF TRANSACTION

The Common Stock is being held for investment purposes. The Reporting Person has no plans to dispose of or acquire additional shares of the Common Stock or to engage in any material transactions affecting the issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) Foster Strategic Investment Partnership owned 10,547,594 shares of Common Stock representing 58.62% of the total outstanding Common Stock.

         (b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares as noted in (a) above.

         (c) The Reporting Person has not engaged in any transaction with respect to the Common Stock within the last 60 days.

         (d)      Not applicable.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of PPOL, including but not limited to transfer or voting of any of the securities of PPOL, finder's fees, joint venture, loan or option arrangements, puts or calls, guarantee of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

A translation of the Stock Purchase Agreement, originally executed in Japanese, dated March 31, 2005 by and between Forval Corporation (Seller) and Foster Strategic Investment Partnership (Buyer)as Exhibit 1 to this form.



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

03/31/2005
------------------
Date

/s/ Shigeru Uemura
------------------
Signature

CEO
------------------
Name/Title



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)